Exhibit D-2

                   UNITED STATES OF AMERICA 111 FERC P. 62,306
                      FEDERAL ENERGY REGULATORY COMMISSION


Cinergy Services, Inc.                                Docket No. EC05-79-000
PSI Energy, Inc.
The Cincinnati Gas & Electric Company
Alleghany Energy Supply Wheatland
  Generating Facility, LLC

                  ORDER AUTHORIZING DISPOSITION AND ACQUISITION
                          OF JURISDICTIONAL FACILITIES

                             (Issued June 16, 2005)

         On May 10, 2005, Cinergy Services, Inc. (Cinergy Services), on behalf of its franchised public utility affiliates, PSI Energy, Inc. (PSI) and The Cincinnati Gas & Electric Company (CG&E), and Alleghany Energy Supply Wheatland Generating Facility, LLC (Wheatland LLC) (collectively, Applicants) filed an application pursuant to section 203 of the Federal Power Act (FPA)(1) requesting authorization for a disposition and acquisition of jurisdictional facilities associated with PSI's and CG&E's acquisition of a generating facility and related assets (Facility) from Wheatland LLC. The jurisdictional facilities involved in the proposed transaction consist of appurtenant interconnecting transmission facilities, and books and records associated with the Facility.

         Cinergy Corp. (Cinergy) is a registered public utility holding company under the Public Utility Holding Company Act of 1935 (PUHCA). Cinergy's regulated companies own approximately 12,050 megawatts (MWs) of capacity located in Ohio, Indiana, and Kentucky. About 10,423 MWs of this generation is located within the Cinergy control area. Cinergy's merchant capacity consists of 894 MWs of peaking generation facilities in Tennessee and Mississippi. The remainder of Cinergy's generating capacity consists of shares of generation jointly-owned with and located in the control areas of American Electric Power Corp. and Dayton Power & Light Co.(2)

         Cinergy Services is a wholly-owned subsidiary of Cinergy which provides administrative, operational, and other support services to Cinergy's regulated public utility subsidiaries and non-utility subsidiaries.

         PSI is a wholly-owned public utility subsidiary of Cinergy which is engaged in the production, transmission, distribution, and sale of electric energy in north central, central, and southern Indiana. PSI's retail electric services are regulated by the Indiana Utility Regulatory Commission (IURC).

         CG&E, a wholly-owned subsidiary of Cinergy, is a combination electric and gas public utility. CG&E has three wholly-owned utility subsidiaries: The Union Light, Heat and Power Co., Miami Power Corp., and KO Transmission Co. In addition, CG&E has one wholly-owned subsidiary with market-based rates, Cinergy Power Investments, Inc. CG&E and its utility subsidiaries are engaged in the production, transmission, distribution, and sale of electric energy and/or the sale and transportation of natural gas in the southwestern portion of Ohio and northern Kentucky. CG&E's retail electric services are regulated by the Public Utilities Commission of Ohio.

         The generating resources of PSI and CG&E are jointly dispatched pursuant to a Joint Generation Dispatch Agreement (JGDA). Applicants state that, pursuant to the JGDA, Cinergy Services dispatches the CG&E and PSI generation fleets on a real-time basis to meet the retail and wholesale load requirements of the companies on an economic basis, consistent with security constraints. Service over PSI's and CG&E's transmission assets is provided under the Transmission and Energy Markets Tariff (TEMT) of the Midwest Independent System Operator, Inc. (MISO).

         Wheatland LLC owns and operates the Facility, a gas fired peaking unit with a nameplate capacity of 508 MWs located in Wheatland, Indiana. Wheatland LLC is authorized to make sales at market-based rates. The Facility includes jurisdictional interconnecting transmission assets necessary to interconnect with the Cinergy and Indianapolis Power & Light Co. control areas. Wheatland LLC's affiliate, Lake Acquisition Company, LLC (Lake LLC) was created for the sole purpose of acquiring certain real estate associated with the Facility.

         Wheatland LLC and Lake LLC are wholly-owned subsidiaries of Alleghany Energy Supply Company, LLC (AE Supply), a registered public utility holding company under PUHCA. AE Supply is a majority-owned subsidiary of Allegheny Energy, Inc., a registered public utility holding company under PUHCA.(3) AE Supply owns and operates electric generation facilities and associated transmission facilities necessary to deliver the electric output to the transmission network. AE Supply markets power in wholesale and retail markets, both directly and through subsidiaries, under market-based rate authority. The majority of AE Supply's generating facilities are located within the regional transmission organization operated by PJM Interconnection, L.L.C. (PJM). AE Supply also indirectly owns all or part of four merchant generating units located outside PJM, including the Facility.

         PSI and CG&E will acquire the Facility from Wheatland LLC under an Asset Purchase Agreement, dated May 6, 2005, by PSI and CG&E and AE Supply, Wheatland LLC, and Lake LLC. Applicants state that the purpose of the proposed transaction is for PSI and CG&E to acquire additional peaking generation necessary to provide a balanced portfolio to serve load. In addition, applicants maintain that the proposed transaction will provide funds to reduce the debt of AE Supply, and further AE Supply's financial recovery. Upon conclusion of the proposed transaction, it is intended that PSI will own a 50 percent or greater interest in the Facility, while CG&E will own the remaining interest; however, it is possible that either PSI or CG&E could own 100 percent of the Facility.

         Applicants state that the proposed transaction is consistent with the public interest and will have no adverse affect on competition. As to competition, Applicants argue that the transaction will have only a minimal effect on market concentration even under the most conservative definition of the relevant geographic market. Concerning vertical market power, Applicants maintain that the proposed transaction will not negatively impact competition with regard to transmission because operational control of Cinergy's public utility subsidiaries' transmission systems is pursuant to MISO's TEMT on file with the Commission. In addition, Applicants argue that the proposed transaction raises no vertical market power concerns in that it will not increase Cinergy's control over natural gas supplies or delivery services.

         Applicants argue that the proposed transaction will have no adverse effect on rates. Applicants state that retail ratepayers cannot be adversely affected by the proposed transaction because a change in PSI's retail rates to reflect the cost of the proposed transaction must be approved in a general rate case before the IURC, while CG&E's retail ratepayers are protected by Ohio's adoption of retail choice. The Applicants also argue that all non-requirements wholesale customers are protected from any adverse affect on rates from the proposed transaction because they are served at market-based rates. With one exception, Applicants argue, wholesale requirements customers are protected because they are served under fixed cost contracts where the Commission would have to approve any rate change in a subsequent ratemaking proceeding. For PSI's requirements contract with the City of Piqua (Piqua), scheduled to begin in 2007, which includes a variable component, PSI offers to mitigate any perceived harm resulting from the proposed transaction by offering Picqua a six month open season to contract with other power suppliers for service and to terminate its contract with PSI.

         Applicants argue that the proposed transaction will have no adverse effect on regulation. Applicants argue that the Commission's jurisdictional authority over the wholesale power sales from the Facility will not be impaired as a result of the proposed transaction. Applicants state that Cinergy, as a registered public utility holding company, has agreed to abide by the Commission's Ohio Power policy regarding the treatment of costs and revenue related to intra-company transactions. In addition, applicants state that PSI and Wheatland LLC will require IURC approval or waiver of the approval requirement to participate in the proposed transaction. Applicants argue that state regulation will not decrease under either scenario and hence the effectiveness of state regulation will not be impaired.

         This filing was noticed on May 16, 2005, with comments, protests or interventions due on or before June 9, 2005. None were received. Notices of intervention and unopposed timely filed motions to intervene are granted pursuant to the operation of Rule 214 of the Commission's Rules of Practice and Procedure (18 C.F.R. ss. 385.214). Any opposed or untimely filed motion to intervene is governed by the provisions of Rule 214.

         After consideration, it is concluded that the proposed transaction is consistent with the public interest and is authorized, subject to the following conditions:

         (1) The proposed transaction is authorized upon the terms and conditions and for the purposes set forth in the application;

         (2) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates, or determinations of cost, or any other matter whatsoever now pending or which may become before the Commission;

         (3) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted;

         (4) The Commission retains authority under sections 203(b) and 309 of the FPA to issue supplemental orders as appropriate;

         (5) Applicants shall make appropriate filings under section 205 of the FPA, as necessary, to implement the transaction;
                  and

         (6) Applicants shall notify the Commission within 10 days of the date that the disposition and acquisition of jurisdictional facilities has been consummated.


         This action is taken pursuant to the authority delegated to the Director, Division of Tariffs and Market Development - West, under 18 C.F.R. ss.
375.307. This order constitutes final agency action. Requests for rehearing by the Commission may be filed within 30 days of the date of issuance of this order, pursuant to 18 C.F.R. ss. 385.713.






                              Jamie L. Simler
                              Director
                              Division of Tariffs and Market Development - West



(1) 16 U.S.C. ss. 824b (2000).

(2) Applicants note that Cinergy has announced that it has entered into a definitive merger agreement with Duke Energy. Applicants state that the merger is separate from the instant transaction and that the merger will be the subject of a separate application under section 203.

(3) Allegheny Energy, Inc. owns approximately 98 percent of the membership interests in AE Supply; the remaining membership interests are owned by Merrill Lynch.